

Mail Stop 3561

December 4, 2008

Barrett Evans
Interim Chief Executive Officer
Abviva, Inc.
110 Pine Ave., Suite 1060
Long Beach, CA 90802

Re: Abviva, Inc.
Item 4.01 Form 8-K
Filed November 18, 2008
File No. 001-16291

Dear Mr. Evans:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Ryan C. Milne
Accounting Branch Chief

cc: Abviva, Inc.
    Fax: (310) 861-1033